FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an extension of and amendment to the tender offer for FSP 303 East Wacker Drive Corp. and FSP 50 South Tenth Street Corp.

Moraga, Calif. (Market Wire)—February 11, 2009-- Moraga Gold, LLC; Steven Gold; MPF Income Fund 25, LLC; SCM Special Fund 2, LP; and MacKenzie Patterson Fuller, LP (the “Purchasers”) have extended the expiration date with respect to their tender offer for shares of preferred stock (the “Shares”) in FSP 303 East Wacker Drive Corp. and FSP 50 South Tenth Street Corp (the “Corporations”), through March 31, 2009 and increased the number of Shares offered to be purchased from 17 to 115 and 17 to 40 for FSP 303 East Wacker Drive Corp. and FSP 50 South Tenth Street Corp, respectively, such that the percentage of outstanding shares of each issuer subject to the offers is greater than 5%.

As of the date hereof, no shares have been tendered by Shareholders.

Shareholders should read the Offers to Purchase and the related materials carefully because they contain important information. Shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Addendum Letters, the Assignment Forms, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556